Exhibit (h)(2)(i)

5th Amended and Restated Appendix A

to the

EXPENSE LIMITATION AGREEMENT

Fund (and Class, as applicable)	Annual Operating Expense Limit	Effective Date
Chartwell Income Fund	0.64%	07/17/2017
Chartwell Mid Cap Value Fund	0.90%	09/012019
Chartwell Short Duration High Yield Fund	0.49%	08/11/2017
Chartwell Small Cap Value Fund	1.05%	07/17/2017
Chartwell Small Cap Growth Fund	1.05%	11/06/2017
Chartwell Short Duration Bond Fund	0.39%	09/22/2021

Amended and approved by the Board on August 12, 2021.

Agreed and accepted this 12th day of August, 2021.

THE CHARTWELL FUNDS	CHARTWELL INVESTMENT PARTNERS, LLP

By: /s/ Neil Walker	By: /s/ Michael Magee
Name: Neil Walker	Name: Michael Magee
Title: Treasurer/Secretary	Title: Chief Operating Officer